Exhibit 2.2

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER

BY AND AMONG INDIGO-ENERGY, INC.,

HDIMAX, INC.

AND HDIMAX ACQUISITION CORPORATION

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, effective as of November 20, 2014 (this “Amendment”), is entered into by and among INDIGO-ENERGY, INC., a Nevada corporation (“Buyer”), HDIMAX, INC, a Delaware corporation (“Seller”), and HDIMAX ACQUISITION CORPORATION, a Nevada corporation (“Acquisition Corp.”).

RECITALS

A. Buyer, Seller and Acquisition Corp. entered into that certain Agreement and Plan of Merger, effective as of September 2, 2014 (the “Merger Agreement”).

B. Section 9.10 of the Merger Agreement provides, generally, that the Merger Agreement may be amended in writing by the parties thereto.

C. Buyer, Seller and Acquisition Corp. intend that certain sections and provisions of the Merger Agreement be amended or amended and restated.

D. The respective Boards of Directors of Buyer, Seller and Acquisition Corp. have approved this Amendment and deem it advisable and in the best interests of each party hereto and its respective stockholders.

The parties agree as follows:

1. Section 1.2(a) of the Merger Agreement hereby is amended and restated as follows:

“(a) Conversion of Seller Common Stock. Each issued and outstanding share of Seller Common Stock shall be converted into the right to receive a number of newly-issued shares of Buyer Common Stock equal to 712,121,205 divided by the number of shares of Seller Common Stock outstanding immediately before the Effective Time (the “Exchange Ratio”). A portion of the shares of Buyer Common Stock to be issued pursuant to this Section will be deposited in an escrow fund (the “Escrow Fund”) pursuant to the requirements of Section 1.3(h) and Section 8.1 hereof.”

2. Section 1.3(a) of the Merger Agreement hereby is amended and restated as follows:

“(a) Exchange Agent. Buyer’s transfer agent, Continental Stock Transfer & Trust Company, will act as the exchange agent (the “Exchange Agent”) in the Merger.”

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3. The Merger Agreement hereby is amended to include an entirely new Section 1.3(h), which reads as follows:

“(h) Indemnification Escrow. As soon as practicable after the Effective Time, and subject to and in accordance with the provisions of Section 8.1 hereof, Buyer will cause to be deposited with an approved escrow agent, to be named (the “Escrow Agent”), a certificate or certificates representing two percent (2%) of the aggregate shares of Buyer Common Stock to be issued pursuant to Section 1.2(a) hereof to Rajinder Brar (“Seller’s Principal Stockholder”), which shares (the “Indemnification Escrow Shares”) will be registered in the name of Escrow Agent as nominee for the holder of certificates of Seller’s Principal Stockholder canceled pursuant to this Section 1.3. The Indemnification Escrow Shares will be beneficially owned by Seller’s Principal Stockholder and will be held in escrow and will be available to compensate Buyer for certain damages as provided in ARTICLE VIII hereof. To the extent not used for such purposes, the Indemnification Escrow Shares will be released and returned on or before the first anniversary of the Closing Date, all as provided in the Escrow Agreement.”

4. Section 1.8 of the Merger Agreement hereby is amended and restated as follows:

“1.8. Option Agreement Holdback.

(a) On the Closing Date, Buyer shall withhold Seven Million Five Hundred Thousand (7,500,000) shares of the aggregate shares of Buyer Common Stock to be issued pursuant to Section 1.2(a) hereof that otherwise would be payable to Seller’s Principal Stockholder (such shares, the “Option Holdback Stock”). The Option Holdback Stock shall be held by Buyer and treated in the manner set forth in that certain Option Agreement, as amended and restated, a form of which is attached hereto as Exhibit D.

(b) Subject to the following requirements, the Option Holdback Stock shall be held back during the period following the Closing until the earlier of (i) the exercise of the Option or (ii) the expiration of the Option (the “Option Holdback Period”). Any dividends paid to, or accrued to the benefit of, stockholders of Buyer’s common stock on or after the Closing Date and before the release of the Option Holdback Stock (“Accrued Dividends”) shall be held in escrow along with the Option Holdback Stock and be transferred with the Option Holdback Stock when the holdback is released. The “Option,” for this purpose, means the option granted to Buyer and its successors to purchase all of the outstanding capital stock of Fashion Style Magazine, Inc., for fair market value, pursuant to the terms of the Option Agreement, as amended and restated. Shares of Option Holdback Stock plus cash equal to Accrued Dividends (if any) shall be transferred and paid to Seller’s Principal Stockholder in accordance with the schedule set forth below.

(i) If the Option Holdback Period ends due to the exercise of the Option, then the Option Holdback Stock, along with any Accrued Dividends, shall be delivered to Seller’s Principal Stockholder within three (3) business days of the exercise of the Option.

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(ii) If the Option Holdback Period ends due to the expiration of the Option, then the Option Holdback Stock, along with any Accrued Dividends, shall be canceled.”

5. Section 5.6 of the Merger Agreement hereby is amended and restated in its entirety as follows:

“5.6 Reserved.”

6. Section 5.7 of the Merger Agreement hereby is amended and restated in its entirety as follows:

“5.7 Reserved.”

7. Section 6.3(g) of the Merger Agreement hereby is amended and restated in its entirety as follows:

“(g) Management. Buyer shall have taken all necessary corporate action such that immediately following the Closing: (i) the sole director of Buyer shall be Rajinder Brar, and Buyer shall have taken no further action to amend its Bylaw provisions relating to the size and membership of its Board of Directors, (ii) Rajinder Brar shall promptly take Board action to increase the Board size to three (3) and elect two additional directors at his discretion; and (iii) the executive officer(s) of Buyer shall be Rajinder Brar and such other individuals as Rajinder Brar shall appoint.”

8. ARTICLE VIII of the Merger Agreement hereby is amended and restated in its entirety as follows:

“8.1 Escrow Fund. As soon as practicable after the Effective Time, the Indemnification Escrow Shares will be registered in the name of, and deposited with, the Escrow Agent, such deposit to constitute the Escrow Fund and to be governed by the terms set forth in the Escrow Agreement attached hereto as Exhibit E (the “Escrow Agreement”). The Escrow Fund will be available to compensate Buyer pursuant to the indemnification obligations of Seller.

8.2 Obligations of Seller. Seller will indemnify and hold harmless Buyer and its respective directors, officers, employees, affiliates, agents and assigns from and against any and all Losses of Buyer, directly or indirectly, as a result of, or based on or arising from (a) any inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements made by Seller in or pursuant to this Agreement or (b) any third party claim or demand regarding the conduct of Seller’s business before the Closing, whether asserted before or after the Closing. All amounts owed by Seller to Buyer will be paid out of the Escrow Fund in accordance with the Escrow Agreement.

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8.3 Obligations of Buyer. Buyer will indemnify and hold harmless the Stockholders of Seller from and against any Losses of the Stockholders of Seller, directly or indirectly, as a result of, or based on or arising from, (a) any inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements made by Buyer in or pursuant to this Agreement, and (b) any third party claim or demand regarding the business of Buyer before the Closing Date, whether asserted before or after the Closing, including but not limited to the Buyer Pre-Closing Liabilities listed under Section 3.8 of the Buyer Disclosure Schedule. Any payment made by Buyer to the Stockholders of Seller in respect of Losses incurred by the Stockholders of Seller pursuant to this Section 8.3 will be paid in shares of Buyer Common Stock. For purposes of determining the number of shares of Buyer Common Stock to be delivered to the Stockholders of Seller pursuant to this Section 8.3, the price per share of Buyer Common Stock will be the average closing price of the Buyer Common Stock (as quoted over the counter or any national exchange, as may be applicable) during the 20 trading days ending two (2) days before the day upon which any such payment is required to be made.

8.4 Procedure.

(a) Any party seeking indemnification with respect to any Loss will give notice to the party required to provide indemnity hereunder on or before the date specified in Section 9.1; provided that, with respect to any Loss claimed pursuant to Section 8.3(b), notice will be given within sixty (60) days of the first anniversary of the Closing (and not sooner). Seller’s Principal Stockholder will act on behalf of the Stockholders of Seller for all purposes under this ARTICLE VIII.

(b) If any claim, demand or liability is asserted by any third party against any Indemnified Party, the Indemnifying Party will, upon the written request of the Indemnified Party, defend any Action brought against the Indemnified Party with respect to matters embraced by the indemnity with counsel satisfactory to the Indemnified Party, but the Indemnified Party will have the right to conduct and control the defense, compromise or settlement of any Indemnifiable Claim if the Indemnified Party chooses to do so, on behalf of and for the account and risk of the Indemnifying Party who will be bound by the result so obtained to the extent provided herein; provided, however, that no Indemnifiable Claim will be settled by an Indemnified Party unless the Indemnifying Party consents thereto, which consent will not be unreasonably withheld or delayed. If, after a request to defend any Action, the Indemnifying Party neglects to defend the Indemnified Party, then a recovery against the latter suffered by it in good faith is conclusive in its favor against the Indemnifying Party; provided, however, that, if the Indemnifying Party has not received reasonable notice of the Action against the Indemnified Party or is not allowed to control its defense, judgment against the Indemnified Party is only presumptive evidence against the Indemnifying Party. Each party hereto, to the extent that it is or becomes an Indemnifying Party, hereby stipulates that a judgment against the Indemnified Party will be conclusive upon the Indemnifying Party. The parties will cooperate in the defense of all third-party claims that may give rise to Indemnifiable Claims hereunder. In connection with the defense of any claim, each party will make available to the party controlling such defense all books, records or other documents within its control that are reasonably requested in the course of such defense.”

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9. Definitions. The following definitions contained in Exhibit A to the Merger Agreement shall be amended as follows:

•	The definition of “Buyer Articles Amendment” hereby is deleted in its entirety and shall be of no further force or effect.

•	The definition of “Escrow Stock” hereby is deleted in its entirety and shall be of no further force or effect.

The following definitions shall be added to Exhibit A:

“Accrued Dividends” has the meaning set forth in Section 1.8(b).

“Escrow Agent” has the meaning set forth in Section 1.3(h).

“Escrow Agreement” has the meaning set forth in Section 8.1.

“Escrow Fund” has the meaning set forth in Section 1.2(a).

“Exchange Ratio” has the meaning set forth in Section 1.2(a).

“Indemnification Escrow Shares” has the meaning set forth in Section 1.3(h). The “Indemnification Escrow Shares” are not the same as, and are not to be confused with, the Option Holdback Stock.

“Option Holdback Period” has the meaning set forth in Section 1.8(b).

“Option Holdback Stock” has the meaning set forth in Section 1.8(a).” The “Option Holdback Stock” is not the same as, and is not to be confused with, the Indemnification Escrow Shares.

“Seller’s Principal Stockholder” has the meaning set forth in Section 1.3(h).

10. Full Force and Effect. Except as set forth herein, the Merger Agreement is not otherwise amended, supplemented or modified, and the terms, conditions and agreements set forth in the Merger Agreement hereby are ratified and confirmed and shall continue in full force and effect.

11. Governing Law. This Amendment shall be construed in accordance with and governed by the law of the State of Nevada, without regard to principles of conflicts of law.

12. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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13. Capitalized Terms. Capitalized terms not defined in this Amendment shall have the meanings defined in the Merger Agreement.

14. Facsimile or Other Electronic Transmission. The confirmed facsimile or other electronic transmission (including email) by each party hereto of a signed copy of the signature page of this Amendment to the other parties hereto or such parties’ agents shall constitute the delivery of this Amendment.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed by its duly authorized officers to be effective as of the day and year first written above.

INDIGO-ENERGY, INC., a Nevada corporation

By:	/s/ James C. Walter Sr.
Name: James C. Walter Sr. Its: Chief Executive Officer

HDIMAX, INC., a Delaware corporation

By:	/s/ Rajinder Brar
Name: Rajinder Brar Its: Chief Executive Officer

HDIMAX ACQUISITION CORPORATION, a Nevada corporation

By:	/s/ James C. Walter Sr.
Name: James C. Walter Sr. Its: Chief Executive Officer

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER BY AND AMONG INDIGO-ENERGY, INC., HDIMAX, INC. AND HDIMAX ACQUISITION CORPORATION]

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